Exhibit 8.1

List of Subsidiaries of Vivendi Universal

      Vivendi Universal maintains over 2,000 subsidiaries. Set forth below are the names of certain of its subsidiaries which carry on a substantial portion of Vivendi Universal’s lines of business. The names of various subsidiaries, including subsidiaries conducting operating activities of Vivendi Universal’s various businesses (including Music, Publishing, TV & Film, Telecoms, Internet and Environmental Services) domestically and internationally, have been omitted. None of the foregoing omitted subsidiaries are considered to be material in relation to Vivendi Universal’s balance sheet and operations.

Country of
Name	Incorporation

MEDIA & COMMUNICATIONS
Music
Centenary Holding N.V	Holland
Universal Music (UK) Holdings Ltd.	UK
Universal Holding GmbH	Germany
Universal Music K.K	Japan
Universal Music S.A. France	France
Universal Studios, Inc.	USA
Polygram Holding, Inc.	USA
Interscope Records	USA
Def Jam Records, Inc.	USA
Publishing
Vivendi Universal Publishing S.A.	France
Comareg S.A.	France
Groupe Express-Expansion S.A.	France
Groupe Moniteur S.A.	France
Editions Robert Laffont S.A.	France
Promotec 5000 S.R.L	Spain
Larousse-Bordas S.A.	France
Groupe Tests S.A.	France
Houghton Mifflin Company	USA
Vivendi Universal Games, Inc.	USA
TV and Film
Groupe Canal+ S.A.	France
CanalSatellite S.A.	France
Canal Plus S.A.	France
StudioCanal S.A.	France
Universal Pictures International B.V	Holland
Universal Studios, Inc.	USA
Universal City Studios, Inc.	USA
USANi LLC	USA
Telecoms
Cegetel Groupe S.A.	France
Cegetel S.A.	France
Société Française du Radiotéléphone (S.F.R.) S.A.	France

Country of
Name	Incorporation

Vivendi Telecom International S.A.	France
Vivendi Telecom Hungary(1)	Hungary
Kencell S.A.	Kenya
Monaco Telecom S.A.M	Monaco
Maroc Telecom S.A.	Morocco
Elektrim Telekomunikacja S.A.	Poland
Xfera Moviles S.A.	Spain
Internet
Vivendi Universal Net S.A.	France
Vizzavi Europe Ltd.	UK
Scoot France S.A.S	France
Scoot Europe N.V	Belgium
Scoot.com plc	UK
i-France S.A.	France
Ad-2-One S.A.	France
CanalNumedia S.A.	France
Vivendi Universal Net U.S.A. Group, Inc.	USA
MP3.com, Inc.	USA
EMusic.com, Inc.	USA
Flipside, Inc.	USA
Uproar, Inc.	USA
ENVIRONMENTAL SERVICES
Vivendi Environnement S.A.	France
Vivendi Water S.A.	France
CGEA Onyx S.A.	France
CGEA Connex S.A.	France
Dalkia France S.C.A	France
FCC S.A.	Spain

(1)	This entity is in the process of being incorporated.